Exhibit 21.2

SUBSIDIARIES OF KILROY REALTY, L.P.

NAME OF SUBSIDIARY OR ORGANIZATION	STATE OF INCORPORATION OR FORMATION
Kilroy Realty Finance Partnership, L.P.	Delaware
Kilroy Services, LLC	Delaware
Kilroy Realty TRS, Inc.	Delaware
Kilroy Realty Management, L.P.	Delaware
Kilroy RB, LLC	Delaware
Kilroy RB II, LLC	Delaware
Kilroy Realty Northside Drive, LLC	Delaware
Kilroy Realty 303, LLC	Delaware
KR Liberty 901, LLC	Delaware
KR Liberty 903, LLC	Delaware
KR Liberty 905, LLC	Delaware